UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                    FORM 4

[x] Check this box if no longer                   OMB APROVAL
    subject to Section 16. Form 4 or Form         OMB NUMBER:  3235-0287
    5 obligations may continue.                   Expires: September 30, 1998
    See Instruction 1(b).                         Estimated average burden
                                                  hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
            17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Nichols                          John                           D.
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     (Last)                         (First)                      (Middle)

                          150 North Michigan Avenue
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                                   (Street)

    Chicago                           IL                           60601-7568
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Stone Container Corporation (STO)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     November, 1998
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

     x Director                                          10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

 x      Form filed by One Reporting Person
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        Form filed by More than One Reporting Person
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Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                             (Month/                                                                   (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)    Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock               11/18/98   J (1)        2,040     D                       0                      D
Non-employee Director
  Award                    11/18/98   J (1)          600     D                       0                      D




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).


                                                                        (Over)
                                                               SEC 1474 (7-96)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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Phantom Shares                                         11/18/98          J (1)                  4,232







1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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Phantom Shares                   Common Stock            4,232                            0                 D


Explanation of Responses:

(1) Pursuant to the Agreement and Plan of Merger dated as of May 10, 1998 among Jefferson Smurfit Corporation, JSC Acquisition Corporation and Stone Container Corporation ("Stone"), as of the Closing on November 18, 1998, all shares of Stone Common Stock and options on shares of Stone Common Stock were exchanged for shares of Smurfit-Stone Container Corporation ("SSCC") Common Stock and options on shares of SSCC Common Stock, respectively, at a conversion ratio of .99 shares of SSCC Common Stock for each share of Stone Common Stock.



    /s/ Leslie T. Lederer                                 December 10, 1998
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**Signature of Reporting Person                                 Date


Leslie T. Lederer, Attorney-in-fact
for John D. Nichols


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                               SEC 1474 (7-96)